Prospectus Supplement No. 2 (to prospectus dated March 21, 2012)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-179896

Realogy Corporation

Up to $1,143,706,000 11.00% Series A Convertible Senior Subordinated Notes due 2018

Up to $291,424,196 11.00% Series B Convertible Senior Subordinated Notes due 2018

Up to $675,111,000 11.00% Series C Convertible Senior Subordinated Notes due 2018

and

Domus Holdings Corp.

Class A Common Stock Issuable upon Conversion of the Notes

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 21, 2012, as supplemented by the prospectus supplement dated May 2, 2012, covering resales by selling securityholders of Realogy Corporation’s (i) 11.00% Series A Convertible Senior Subordinated Notes due 2018, (ii) 11.00% Series B Convertible Senior Subordinated Notes due 2018 and (iii) 11.00% Series C Convertible Senior Subordinated Notes due 2018 (collectively, the “notes”) and the Class A Common Stock of Domus Holdings Corp., par value $0.01 per share (“Class A Common Stock”), issuable upon conversion of the notes, with the following information.

On June 8, 2012, Domus Holdings Corp. (the “Company”) announced that it filed a registration statement on Form S-1 relating to a proposed initial public offering of shares of its Class A common stock. In connection with the offering, holders of approximately $2.0 billion aggregate principal amount of the notes, including Apollo and Paulson, have indicated that they intend to convert all of their notes into shares of Class A common stock prior to the completion of the offering. The Company intends to use the net proceeds from the offering to repay certain outstanding indebtedness and redeem any notes that remain outstanding on the closing date of the offering (or promptly thereafter) at a redemption price equal to 90% of the principal amount thereof. If the offering is completed, the Company expects that its total outstanding indebtedness would be significantly reduced which would result in a related reduction of interest expense, including approximately $232 million of annualized interest expense relating to the notes.

The consummation of the offering is subject to market and other conditions and there can be no assurance that the offering will be completed as described above, or at all.

This prospectus supplement updates and supplements the information in the prospectus and is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the prospectus and if there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in the notes and the Class A Common Stock issuable upon conversion of the notes involves risks. See “Risk Factors” beginning on page 21 of the prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 8, 2012.